EXHIBIT 21

LIST OF SUBSIDIARIES*

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Domestic

Aptevo BioTherapeutics LLC	Delaware
Aptevo Research and Development LLC	Delaware

International

Aptevo Europe Limited	England & Wales

*	Expected subsidiaries of the Registrant following the spin-off